
+--------+                                                                            +---------------------------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION              |       OMB APPROVAL        |
+--------+                               WASHINGTON, D.C. 20549                       |---------------------------|
[_] Check this box if                                                                 |CMB Number:       3235-0287|
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            |Expires: September 30, 1998|
    to Section 16.                                                                    |Estimated average burden   |
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities          |hours per response......0.5|
    obligations may           Exchange Act of 1934, Section 17(a) of the              +---------------------------+
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

         Burke,                      Frank,                           M.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     5500 Preston Road, Ste 315
--------------------------------------------------------------------------------
                                   (Street)

     Dallas,                        Texas                            75205
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Miller Exploration Company (MEXP)
                                             ----------------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Statement for Month/Year    April 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [X] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


           ---------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable Line)

    X   Form filed by One Reporting Person
    --

        Form filed by More than One Reporting Person
    --

    ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         4-21-99      P              50,000         A        1.21875    53,000               I         *Keough Plan
Common Stock         4-21-99      P              50,000         A        1.21875    59,500               I        **
------------------------------------------------------------------------------------------------------------------------------------

* Of these 53,000 shares reported has held indirectly as part of a Keough Plan, 3,000 shares were acquired in February 1998.

** Of these 59,500 shares reported as held indirectly, 56,500 shares are held by Burke, Mayborn Company Ltd. and 3,000 shares are held by TTC Burke, Ltd. which are private consulting and investment companies controlled by Frank M. Burke, Jr.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
                                                                     Page 1 of 2
                                                                 SEC 1474 (7-96)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)         $8.00               2-9-98              A         V            5,000
                                    $8.00               2-9-98              A         V            5,000
                                    $8.00               2-9-98              A         V            5,000
                                    $8.00               2-9-98              A         V            5,000
                                    $8.00               2-9-98              A         V            5,000
-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)   2-9-99    2-8-08  Common       5,000           N/A        5,000             D
                              2-9-00    2-8-08  Common       5,000           N/A        5,000             D
                              2-9-01    2-8-08  Common       5,000           N/A        5,000             D
                              2-9-02    2-8-08  Common       5,000           N/A        5,000             D
                              2-9-03    2-8-08  Common       5,000           N/A        5,000             D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                              /s/ W.J. Baumgartner              May 10, 1999
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                              Frank M. Burke, Jr.
                              By: William J. Baumgartner,
                                  Attorney-in-Fact

                                                                    Page 2 of 2
                                                                 SEC 1474 (7-96)